UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 9)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 15, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

      Introduction. This Amendment No. 9 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by musicmaker.com, Inc. ("musicmaker"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value, of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On May 15, 2002, musicmaker sent a letter to Gerald W. Kearby, President and Chief Executive Officer of the Company, Robert G. Flynn, Secretary of the Company, and the board of directors of the Company, a copy of which is attached hereto as Exhibit 99.15.

      On May 15, 2002, based on the Company's public announcement that its 2002 Annual Meeting of Stockholders is scheduled to be held on July 1, 2002, musicmaker and the Company reached an agreement to suspend the pending lawsuit in the Court of Chancery of the State of Delaware filed by musicmaker against the Company.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.15 Letter dated May 15, 2002 from musicmaker to Gerald W. Kearby, President and Chief Executive Officer of the Company, Robert G. Flynn, Secretary of the Company, and the board of directors of the Company.



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

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   May 16, 2002

                                       MUSICMAKER.COM, INC.


                                       By /s/ James A. Mitarotonda
                                          -----------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer


                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/ Seymour Holtzman
                                         -----------------------------------
                                        Name:   Seymour Holtzman
                                        Title:  Chairman and Chief Executive
                                                Officer


                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                        L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By /s James A. Mitarotonda
                                          ---------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer


                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member


                                       By /s/ Morgan B. Stark
                                         -----------------------------------
                                        Name:   Morgan B. Stark
                                        Title:  Executive Vice President


                                       DOMROSE SONS PARTNERSHIP


                                       By /s/ James A. Mitarotonda
                                         ----------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  Partner


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